CUSIP No. 577904204         13D




                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)


                     Maxicare Health Plans, Inc.
                           (Name of Issuer)

                    Common Stock, par value $0.01
                    (Title of Class of Securities)


                             577904204
                           (CUSIP Number)


                         Peter A. Langerman
                    Franklin Mutual Advisers, Inc.
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2042

      (Name, Address and Telephone Number of Person
Authorized to
                  Receive Notices and Communications)



                           May 8, 1998
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    1,789,779 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    1,789,779 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    1,789,779 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.96%

14. TYPE OF REPORTING PERSON          IA
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    1,789,779(See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.96%

14. TYPE OF REPORTING PERSON      HC
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    1,789,779 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.96%

14. TYPE OF REPORTING PERSON     HC (See Item 5)
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    1,789,779(See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.96%

14. TYPE OF REPORTING PERSON      HC (See Item 5)
Items 6, and 7 of the Schedule 13D filed by the undersigned on April 6, 1998, are hereby amended in their entirety as follows:

Item 6. Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer

On May 8, 1998, Franklin Mutual Advisers, Inc. ("FMAI") entered into a voting agreement with the Issuer, a copy of which is attached hereto as Exhibit B and incorporated herein, whereby FMAI agreed to vote in favor of the Issuer's nominees for director and other proposed actions as described in Exhibit B.

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting
Persons (previously filed)

Exhibit B - Voting Agreement (with Exhibit "A") and supplemental letter dated as of May 8, 1998 between FMAI and the Issuer

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 18, 1998

Franklin Mutual Advisers, Inc.
Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.

S\LESLIE M. KRATTER





By: Leslie M. Kratter

Secretary, Franklin Mutual Advisers, Inc.

Vice President & Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to
Power of Attorney attached to this Schedule 13D

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on May 18, 1998.


Franklin Mutual Advisers, Inc.
Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.



S\LESLIE M. KRATTER





By: Leslie M. Kratter


Secretary, Franklin Mutual Advisers, Inc.

Vice President & Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to
Power of Attorney attached to this Schedule 13D

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any
Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any
Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

Exhibit B

          VOTING AGREEMENT dated as of May 8, 1998 between
Franklin Mutual Advisers, Inc. (the "Shareholder") and
Maxicare Health Plans, Inc. (the "Company").

          WHEREAS, the board of directors of the Company (the "Board") has increased the number of directors which constitutes the Board to nine and has filled the one existing vacancy and two newly created directorships on the Board with Ellwood Cleaver and Paul R. Dupee, Jr. (the "Soliciting Shareholder"), who have been named Class II directors with terms expiring in 1998 and Robert M. Davies who has been named a Class I director with a term expiring in 2,000, and the Board has added the Soliciting Shareholder to the Board's executive committee which has been increased from three to four members;

          WHEREAS, the Board intends that Mr. Cleaver and the Soliciting Shareholder and Ms. Florence F. Courtright shall be the slate of nominees recommended by the Board for election as directors (the "Board Slate") at the Company's 1998 annual meeting of shareholders ("1998 Annual Meeting"); and

          WHEREAS, The Board has approved the amendments to the Bylaws, Certificate and the rights agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of February 24, 1998 (the "Rights Agreement") attached as Exhibit A (the "Amendments"), subject to approval of the Amendments by a majority of the outstanding shares of common stock, par value $.01 per share (the "Shares") at the 1998 Annual Meeting; and

          WHEREAS, in connection with the termination of a solicitation of written consents from the Company's shareholders by the Soliciting Shareholder (the "Consent Solicitation"), the Company has agreed to reimburse the Soliciting Shareholder's fees and expenses (not to exceed $450,000) related to the Consent Solicitation and the negotiation of related agreements (the "Expense Reimbursement") promptly after the satisfaction of the conditions to such reimbursement subject to reasonable documentation of such fees and expenses and approval of such reimbursement by (a) holders of at least 50% of the outstanding Shares (with such approval deemed to have been given by all Shares covered by agreements with the Company to vote in favor of the Expense Reimbursement at the 1998 Annual Meeting), or (b) the affirmative vote of the majority of the Shares present in person or by proxy at the 1998 Annual Meeting and entitled to vote on such matter, and

          WHEREAS, the parties desire to agree on certain actions to be taken at the 1998 Annual Meeting,

          NOW, THEREFORE, in consideration of the agreements contained herein, the parties agree as follows:



     1. Proposals By the Company.   The Company will propose
the election of the Board Slate, the adoption of the Amendments and the approval of the Expense Reimbursement at the 1998 Annual Meeting.

     2. Voting Agreement of Shareholder. The Shareholder agrees that all shares of Common Stock of the Company ("Shares") as to which the Shareholder or any of its affiliates has the power to direct the vote on the record date for the 1998 Annual Meeting, shall be voted at such meeting in favor of the Board Slate, the Amendments and the Expense Reimbursement and the Shareholder shall not execute a written consent of shareholders in lieu of a meeting or vote to call a special meeting prior to the 1998 Annual Meeting which will be held by July 31, 1998. Such record date shall be June 8, 1998 or the earliest possible date thereafter and, in no event, later than June 12, 1998. If any Shares as to which the Shareholder has the power to direct the vote are transferred prior to such record date, the Shareholder shall obtain an agreement from the transferee assuming the Shareholder's obligations under this sentence and the immediately preceding sentence; provided, however, that the Shareholder shall not be required to obtain such an agreement from the transferee of Shares which the Shareholder sells as a result of instructions from clients or customers requiring the Shareholder to sell such Shares, or to liquidate such clients' accounts in whole or in part or changing the investment objectives of such accounts.

     3. Miscellaneous.

          (a) This agreement shall not be altered, amended, changed, waived, terminated or otherwise modified except by a writing signed by the party to be charged.

          (b) This agreement shall be interpreted and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed there, and any legal action or proceeding with respect to this agreement may be brought in the courts of the State of Delaware or the United States District Court for the
District of Delaware, and each party accepts the exclusive jurisdiction of such courts.

          ( c ) This agreement may be executed in several counterparts, each of which will be deemed an original.

          (d) Each of the parties acknowledges and agrees that irreparable damages would occur if any of the provisions of this agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this agreement and to enforce specifically the terms of this agreement in any court having jurisdiction, in addition to any other remedy to which they may be entitled at law or equity.

     (e) The parties acknowledge and agree that this Agreement is not an agreement, arrangement or understanding of the type referred to in Section l(d)(iii) of the Company's Shareholders Rights Plan, and the Shareholder and other shareholders entering into agreements containing the covenants contained in Section 2 shall not be deemed an Acquiring Person as that term is used in the Shareholders
Rights Plan by virtue of anything contained in this Agreement or those agreements or any acts or transactions contemplated thereby.

          (f) This Agreement shall inure to the benefit of, and be enforceable by, the Soliciting Shareholder, as if he were a party hereto.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                              MAXICARE HEALTH PLANS, INC.

                              By
                              ______/S/_____________________
                              ___


                              FRANKLIN MUTUAL ADVISERS, INC.

                              By
                              ______/S/_____________________
                              ___




EXHIBIT   "A"



     RESOLUTIONS TO BE ADOPTED BY THE SHAREHOLDERS OF MAXICARE
     HEALTH PLANS, INC.  AT THE 1998 ANNUAL MEETING


RESOLVED, that subject to the election of Florence Courtright, Paul Dupee, and Elwood Kleaver at this 1998 Annual Meeting of Shareholders of Maxicare Health Plans, Inc. (the "Company") for three year terms ending at the Company's 2001 Annual Meeting of Shareholders ("Board Nominees"), the Shareholders of the Company hereby authorize and approve amendments to the Company's Certificate of Incorporation which would amend Article FIFTH thereof and to add new Article THIRTEENTH as follows (thc "Amendments to the Articles"):

          a. Article FIFTH shall be amended to delete the existing Section "A," thereof and to replace such Section "A" with the following:

                         "A.  Number of Directors:  From the
                              effective date of this amendment
                              until the conclusion of the
                              Corporation's 1999 Annual Meeting of
                              Stockholders (the "Amendment
                              Termination Date"), the number of
                              directors who shall constitute the
                              board of directors of the Corporation
                              (the "Board") shall be nine (9);
                              thereafter, the number of directors
                              who shall constitute the Board shall
                              be fixed in accordance with the
                              Bylaws of the Corporation."

          b.   New Article THIRTEENTH shall be added as follows:

               "Article THIRTEENTH                     Written
               Consents and Special

               Meetings of Stockholders:

                         A.        Sunset Provision.   The
                                   provisions of this Article
                                   THIRTEENTH shall terminate and
                                   be of no force and effect after
                                   the Amendment Termination Date.

                         B.        Written Consents.   From the
                                   effective date of this amendment
                                   until the Amendment Termination
                                   Date (the "Written Consent
                                   Period"),  the stockholders of
                                   this Corporation shall not be
                                   able to take any action by
                                   written consent.  During the
                                   Written Consent Period
                                   stockholders may only take
                                   action at an annual or special
                                   meeting of stockholders.

                         C.        Special Meetings of
                                   Stockholders.  During the
                                   Written Consent Period
                                   stockholders of this Corporation
                                   may not call any special
                                   meetings of stockholders and
                                   special meetings of stockholders
                                   may only be called by the Board
                                   as provided for in the Bylaws of
                                   this Corporation.

BE IT FURTHER RESOLVED, that solely in the event the stockholders of the Company. approve the election of the Board Nominees at this Annual Meeting of Stockholders and adoption of Amendments to the Articles as provided for above; then the Company's Amended and Restated Bylaws dated January 28, 1994, as amended on March 20, 1998 (the "Bylaws"), shall be further amended as follows (the "Bylaw Amendments"):

          1.  Article II, Section 3. SPECIAL MEETINGS.  Article II,
Section 3 shall be amended to add at the end thereof the following:

                    "Notwithstanding anything to the contrary contained above from and after the effective date of this amendment until the conclusion of the Corporation's 1999 Annual Meeting of Stockholders, the Stockholders of the Corporation may not call any special meeting of stockholders and special meetings of stockholders may only be called by the Board of Directors of the Corporation."



          2.   Article II. A new Section 15 shall be added to
                    Article II as follows:

                    "Section 15. 1999 ANNUAL MEETING OF
                    STOCKHOLDERS. Prior to the conclusion of the 1999 Annual Meeting Of Stockholders, the Board of Directors will not adopt any bylaws or take any other actions the interfere with the rights of stockholders to nominate and elect three directors at such meeting in accordance with the existing Bylaws, unless such actions have been approved by the stockholders.

          3.    Article III.  Section 2.  NUMBER OF DIRECTORS.
Article III, Section 2. shall be amended to delete the remainder of this second sentence after "directors" on the fourth line and insert in lieu thereof:

                    "or a majority vote of the outstanding shares entitled to vote thereon. "

          3.   Article IX, Section 1.  AMENDMENT BY STOCKHOLDERS.
Article IX, Section I shall be amended to delete "Sections 3 and 14 of Article II, Section 2 of Article III and Sections 1 and 2 of
Article IX" commencing on the fifth line thereof and insert in lieu thereof:

                    "Section 3 of Article II and Sections 1 and 2 of Article IX"

          4. Except as expressly set forth herein the Bylaws shall remain in full force and effect.

BE IT FURTHER RESOLVED, that solely in the event the stockholders of the Company, approve the election of the Board Nominees at this Annual Meeting of Stockholders, the adoption of Amendments to the Articles and the Bylaw Amendments, as provided for above, then the following amendments to the Shareholders Rights Plan previously adopted by the Board shall be submitted to the stockholders for approval (the "Rights Plan Amendments")

          1 . Sections 1(h) and l(i) of the Rights Agreement between this Corporation and American Stock Transfer & Trust
Corporation, as rights agent, dated February 24, 1998 is hereby amended to read as follows:

            (h) "Continuing Directors" shall have the same meaning as "Disinterested Director" as defined in Section l(i) hereof.

            (i) "Disinterested Directors" shall mean the members of the Board of Directors who are not (i) officers or employees of the Corporation, (ii) Acquiring Persons or their Affiliates or Associates or representatives of any of them or
                 (iii) any Person who was directly or indirectly proposed or nominated as a director of the Corporation by an Acquiring Person or a Transaction Person. "

          2. Except as specifically set forth herein, the Rights Agreement shall remain in full force and effect, except that any amendment to Sections 1(h) or l(i) shall require the approval of the shareholders.

BE IT FURTHER RESOLVED, that the officers of this Company, or any of them, be and they hereby are authorized, empowered and directed in the name of and on behalf of this Company to take all such actions and to execute and deliver all such documents as they or any of them may deem necessary or appropriate in their opinion to carry out the purpose and comply with and effectuate the intent of the foregoing resolutions, including but not limited to filing any necessary amendments to the Certificate of Incorporation with the Delaware Secretary of State and filing the Bylaw Amendments in the Minute Books of the Company; and

BE IT FURTHER RESOLVED, that any actions previously taken by any officer of the Company on behalf of the Company in connection with any of the foregoing resolutions be, and they hereby are, ratified, adopted and approved in all particulars as acts of the Company.







MAXICARE HEALTH PLANS, INC.
1149 South Broadway Street
Los Angeles, California 90015

Franklin Mutual Advisers, Inc.
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Re: Voting Agreement dated as of May 8, 1998 between Franklin
Mutual Advisers, Inc. and Maxicare Health Plans, Inc. (the "Voting
Agreement")

Gentlemen:
     I am writing to confirm our understanding that (a) your obligations under the Voting Agreement are conditional on substantially identical agreements being signed by parties (including yourself with the power to direct the vote of at least 40% of the shares of Common Stock of Maxicare Health Plans, Inc, (the "Company") by May 11, 1998 and (b) such obligations will terminate at the close of business on June 12, 1998 if by such time a record date of June 12, 1998 or earlier has not been established for the Company's 1998 annual shareholders meeting,

                              Yours truly,

                              MAXICARE HEALTHPLANS,  INC.


                              By ______/S/________________________



AGREED:

FRANKLIN MUTUAL ADVISERS,  INC,




By ______/S/________________________